INVEST IN **DOXILE**

We help innovators and their attorneys discover and patent their best ideas


Doxile
Non-synchronized wheel retraction
A workspace where innovators and IP attorneys work together to turn ideas into patents.

Highlights

1. The Global patent software market was valued at $6.4B in 2020 and is expected to reach $15.5 by 2026.

2. Our team has built over a dozen startups and experienced numerous successful exits.

3. Strong “network effect” (client adds lawyer, who then adds other clients)

4. Unlimited free trial period spurs idea capture. Once in Doxile, the app becomes sticky.

5. The median SaaS valuation multiple for public B2B SaaS companies was 16.6x ARR on December 31, 2020.

Our Team

Brennan Collins

Our Team



Brennan Collins

VP Product Strategy, PwC, AI and Legal Business Solutions, Former VP Product, Strategy & Business Development, HealthMine, 15 year product leader and startup executive.

> We have deep industry knowledge and as innovators, we have seen numerous missed opportunities from missed patent protection. Our IP law founders have seen it too—clients who lose money, lose opportunities, or lose their business to missed IP filings. We are excited about the opportunity to help solve this problem in a creative and efficient way.



David W Carstens

Successful patent attorney and founder of mid-sized IP firm; Founder of a nationally chartered bank; Founder of a nutritional supplement manufacturer.



Powell Kinney

Surgeon turned software engineer. Finalist 2005 DARPA Autonomous Grand Challenge, Former CTO Vinli, Former CPO, Mobility Services Platform, Toyota Mobility.



Brandon Cotter

Experienced startup CEO with 3 Successes, 4 mediums, 4 fails. Sold companies to Broadcast.com / Yahoo!, Gaylord Entertainment, and sold patent to Microsoft. 12 startups



Yahoo!, Gaylord Entertainment, and sold patent to Microsoft. 12 startups.



Andrew Reed

Musician and Competitive clay target shooter turned engineer and patent/intellectual property attorney. Member of the 2013-2015 USA Shooting National Development Team for Olympic Trap, and Captain of the 2008 Texas Junior Trap Team.



George Railean

Interface designer and creative director with 15 years creating apps. Helped three start-ups become leaders in their industry. Emphasis on elegant user experience development.

Pitch


This presentation is confidential. Please do not forward without permission.
This Presentation has been prepared by Doxile, Inc. ("Doxile" or "Company") and is solely for informational purposes. The Presentation is being furnished through Doxile solely for use by prospective investors to assist in the contemplation of an investment in the Company. By accepting this Presentation, the recipient acknowledges and agrees to the conditions described here.
The information contained herein does not purport to be all-inclusive or to contain all of the information that a prospective investor might desire. In all cases, interested parties should conduct their own investigation and analysis of the data set forth in this Presentation, the industry, and any external factors that could impact the outcome of this investment. Doxile assumes no responsibility for independent verification of any of the information contained herein, including the projections and the assumptions on which the projections are based.
Neither Doxile nor its affiliates and representatives make any representation or warranty (expressed or implied) as to the accuracy or completeness of the information contained herein. Such parties or entities expressly disclaim any and all liability relating to representations or warranties (expressed or implied) contained in, or errors or omissions from, this Presentation.
By accepting this Presentation, the recipient acknowledges and agrees that the information contained herewith is confidential, and as such, agrees to the following: (1) the recipient and its affiliates and representatives will not reproduce this Presentation, in whole or in part; (2) if the recipient does not wish to pursue a transaction involving Doxile, it will return this Presentation to Doxile as soon as practicable, together with any other material relating to Doxile which the recipient or its affiliates or representatives may have received; (3) the recipient and its affiliates or representatives will hold all information and the fact that it is involved in an investigation process relating to this opportunity and the status thereof as confidential; and (4) any proposed actions by the recipient or any of its affiliates or representatives which are inconsistent in any manner with the foregoing agreement will require the prior written consent of Doxile.
This document is the property of Doxile, Inc. and its contents are protected by nondisclosure and confidentiality agreement.
CONFIDENTIAL


Doxile
We help discover, organize, and protect the world's best ideas.
Welcome to Doxile!
Doxile
This document is the property of Doxile, Inc. and its contents are protected by nondisclosure and confidentiality agreement.
CONFIDENTIAL


The Problem
Innovation leaders lack proper tools to discover and protect the intellectual property floating around the internal systems of their companies.
This document is the property of Doxile, Inc. and its contents are protected by nondisclosure and confidentiality agreement.
CONFIDENTIAL


Great opportunities fall through the cracks
62% of US "Unicorns" have 10 or fewer patents—and 30% have no patent assets at all.
These companies account for more than $157 billion in collective valuation and $25 billion in combined funding, yet they commonly fail to

protect their competitive edge.

IP Watchdog research

Opportunities are lost

Innovations that never surface to management remain unprotected and miss out on:

- New monetization channels
- Increased valuation from investors
- Competitive moats

Lost Value

Innovations are undisclosed and/or stolen

Estimated annual costs to US companies from IP theft and infringement range from $225 billion to $600 billion.

And the loss of IP is different from other types of loss. Stolen or damaged inventory or vehicles can be replaced through insurance, **but the effects of stolen IP truly cannot be canceled out.** IP infringement may rob a company of revenue and put downward pressure on its prices.

The Commission on the Theft of American Intellectual Property
Treasury & Risk

Solution

Doxile is a SaaS application that delivers a simple and repeatable process for an innovative company to surface, share, and pursue potentially patentable ideas with its IP law firm.

Doxile serves as an invention radar—helping innovative companies secure what would otherwise be undiscovered and unrealized intellectual property.


Doxile
Messages Scanned

For Innovators

Doxile helps ensure that the best ideas don't fall through the cracks—or leave the company when an employee or contractor leaves.

For IP Attorneys

Doxile is a tool for improving both client communications and revenue-per-client by ensuring that the best inventions are captured and pursued.

For Investors

Doxile is a tool for monitoring the intellectual property pursuits inside portfolio companies.


James Brown
25
Projects
Notes

From the beginning idea stage to the process of finalizing a published patent, Doxile helps innovators track innovations and work more efficiently with their attorneys at every step.



And because everything is captured in one elegant workspace, lost innovations and disorganized documentation are a thing of the past.

It's all in Doxile.

Market

Our market includes US-based patent filers and their IP law firms.

- There were 646k patents filed in the US last year. We will evaluate and test go-to-market strategies on both the bottom and top halves of this market—and on the IP attorneys who serve these firms.
- Additional focus will be directed toward key industries shown here where patent activity is the greatest.

Top 20 US Granted technologies 2020 (CPC Classes)



These are forward looking projections and are not guaranteed.

Creating Value for IP Attorneys

There are more than 36,000 intellectual property attorneys in the US, and thousands of firms who focus just on the practice of intellectual property (IP) law, as well as tens of thousands of firms who have an IP law practice area.

Doxile will be delivered as a white-labeled solution to the firm's clients and would provide meaningful benefit to the firm, including:

- Improved client engagement (better awareness drives better conversations)
- Improved client retention (Doxile becomes an additional "sticky"" app)
- Improved revenue per client (find new opportunities for patent prosecution)

Competition

The competition largely exists in two areas:

1. Enterprise-focused apps where typical clients have in-house counsel; the applications are feature rich and typically include docketing features. Note, these apps are light on features that involve the client througnout the process.
2. General note-taking apps and general purpose word processing apps.

Doxile sits in the sweet spot for its target market—built specifically for the pursuit of intellectual property and built with smaller innovators and their attorneys at the center.


Doxile
Unycom
IP Folio
Anaqua
CPA Global
Clarivate
Evernote
Microsoft Word
Coda
Built for Pursuing Intellectual Property
Built for Small Business

Team

The perfect mix of innovators and IP attorneys. Perspectives from both sides of the idea-to-patent process—with decades of leadership and business-building experience.



Brennan Collins
CEO
VP Product Strategy, PwC, AI and Legal Business Solutions, Former VP Product, Strategy & Business Development, HealthMine, 15 year product leader and startup executive.



Brandon Cotter
Co-Founder
Former CEO CreateTech, sold to broadcast.com/Yahoo! Former President Musicforce, sold to Gaylord. Former CEO Viewzi, sold patent to Microsoft.



David Carstens
Co-Founder
Investor, university professor, patent attorney, and serial entrepreneur. Broad technical, legal and business background.



Andrew Reed
Co-Founder
Musician and competitive clay target shooter turned Attorney. Thriving law practice protecting his clients' innovations through prosecution and litigation.



Powell Kinney
CTO
Surgeon turned software engineer. Finalist 2005 DARPA Grand Challenge CTO Vinli. CPO, Mobility Services Platform, Toyota Mobility.



George Railean
Chief Creative Officer
Interface designer and creative director with 15 years creating apps. Helped three startups become leaders in their industry. Emphasis on elegant user experience development.

Projections

3 Year Projections	2021 (EST)	2022	2023

Investment Capital	**$1,370,000**	**$0**	**$3,000,000**
Law firm partners at year end		24	80
Customers at year end		232	797
MRR at year end		$111,128	$381,763
ARR at year end		$1,333,536	$4,581,156
Revenue		**$457,924**	**$3,028,238**
COGS		**$147,970**	**$489,660**
Gross Profit		**$309,954**	**$2,538,578**
Expenses	**$486,264**	**$1,045,400**	**$2,187,920**
Product Development	$218,770	$332,400	$738,920
SG&A	$267,494	$713,000	$1,449,000
EBITDA	**-$486,264**	**-$735,446**	**$350,658**
Enterprise Value @ 5x EBITDA			$5,242,608
Enterprise Value @ 10x ARR			**$45,811,560**

These are forward looking projections and are not guaranteed.

Investment Highlights

1. **Significant TAM** — The Global Intellectual Property Management software market was valued at $6.39B in 2020 and is expected to reach $15.57B by 2026, a CAGR of 17.43% over the period.
2. **Strong Network Effect** — Innovators can add a law firm to the application. The law firm then adds other clients to the application. Each part of the network can add other participants.
3. **Experienced Management** — Demonstrable track record of innovation and building value in technology businesses. Deep knowledge and leadership in intellectual property law.
4. **Sticky Business Model** — Free trials spur initial use, which includes capturing invention data. Once ideas are captured and shared with counsel, the app becomes sticky.
5. **High-Multiple ARR Business** — Target enterprise exit of $120MM in 4 years, representing a 10x ARR multiple.
Note, the median SaaS valuation multiple for public B2B SaaS companies was 16.6x ARR on December 31, 2020.

Doxile

We help discover, organize, and protect the world's best ideas.